Exhibit 99.1
Navios Maritime Holdings Inc. Reports Financial Results for the

Second Quarter and Six Months Ended June 30, 2008
•	161% Increase in Quarterly Revenues to $354.4 million

•	6% Increase in Adjusted Quarterly EBITDA to $48.2 million

•	241% Increase in Quarterly Net Income to $79.2 million

•	EPS $0.72 — Adjusted EPS $0.22

•	Announces Quarterly Dividend of $0.09 per share
PIRAEUS, GREECE, August 19, 2008, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: “NM”), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2008.
“During the second quarter of 2008, we delivered excellent financial and operational performance, as evidenced by the 6% increase in Adjusted EBITDA to $48.2 million,” stated Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings. “Furthermore, we continue to strike a favorable balance of spot exposure and long-term cash flow generation as illustrated by our chartering strategy.”
Ms. Frangou continued, “For example, and as we announced yesterday, we renewed charters-out on two of our vessels at an 80% premium to their previous rates and also chartered out two newbuilding capesize vessels well before their expected delivery. These secure charters are complemented by new vessels to be delivered charter-free to Navios Holdings’ fleet in the fourth quarter of 2008 and first quarter of 2009. This advantageous time-charter and spot mix should continue to enhance our financial flexibility as we continue to pursue our growth strategy and provide returns to shareholders.”
Throughout this press release, “Adjusted EBITDA” for the three and six months ended June 30, 2008 and 2007 is defined as EBITDA, including amounts otherwise eliminated by finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).
Q2 2008 HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Maritime Holdings, Inc.
Dividend:
On August 18, 2008, the Board of Directors declared a quarterly cash dividend with respect to the second quarter of 2008 of $0.09 per common share payable on September 12, 2008 to stockholders of record as of September 2, 2008.
Financing:
In June 2008, Navios Holdings entered into a new term loan agreement with DnB Nor Bank ASA of up to $133.0 million to finance the construction of two capesize bulk carriers scheduled to be delivered in March and June 2010. The term of the loan is 8 years and commences upon delivery of the vessels. The interest rate of the facility is LIBOR plus a margin of 100 basis points.
Sale of Navios Aurora I:
On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners for approximately $80.0 million, consisting of $35.0 million cash and 3,131,415 common units. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately before the closing date. Following the sale of Navios Aurora I, Navios Holdings owns a 51.6% equity interest in Navios Partners which includes 2% general partner interest.
Acquisition of Vessels:
In June 2008, Navios Holdings entered into agreements to buy two Ultra Handymaxes for total consideration of approximately $152.5 million. The first is a 2007 built, 55,728 dwt, vessel built in Japan, expected to be delivered by October of 2008. The second is a 2009 built, 58,500 dwt, vessel built at Tsuneishi-Cebu, expected to be delivered in the first quarter of 2009.

Update on Navios Maritime Acquisition Corporation:
The initial public offering of Navios Maritime Acquisition Corp. priced on June 25, 2008 and closed on July 1, 2008. The offering raised gross proceeds of $253.0 million. The units, common shares and warrants trade on the NYSE under the symbols NNA.U, NNA, and NNA WS, respectively. Navios Holdings has a 19% ownership position in Navios Maritime Acquisition Corp. In addition, Navios Holdings has purchased 7.6 million warrants for $1 per warrant.
Update on Navios South American Logistics:
Navios Logistics acquired a total of 6 push boats, 108 dry barges and 3 self-propelled barges anticipated to be fully operational sometime during the fourth quarter of 2008.
Navios Logistics also took delivery of Estefania H on July 25, 2008, a 12,000 dwt Product Oil Tanker, built in 2008 which was employed as of August 2, 2008.
Changes in Capital Structure
Share Repurchase Program: On February 14, 2008, the Board of Directors approved a share repurchase program of up to $50.0 million of the Navios Holdings’ common stock. Share repurchases have been made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. As of August 18, 2008, a total of 3,164,440 shares had been repurchased under this program, for total consideration of approximately $29.0 million.
Warrant Exercises: During the six months ended June 30, 2008, the Company issued 898,775 shares of common stock following the exercise of warrants. The exercise of these warrants generated $4.5 million of cash proceeds.
As of June 30, 2008, Navios Holdings had 106,350,115 shares of common stock outstanding and 6,903,930 warrants remaining outstanding. The warrants expire in accordance with their terms on December 9, 2008.
Financial Highlights
•	Revenues increased by 161% to $354.4 million in the second quarter of 2008 from $135.9 million in the same period in 2007

•	Adjusted EBITDA increased by 6% to $48.2 million in the second quarter of 2008 from $45.6 million for the same period in 2007

•	Net debt to book capitalization was 21.7% at June 30, 2008 compared with 7.4% at December 31, 2007

•	Shareholders’ Equity increased by 10.6% to $850.4 million at June 30, 2008 compared with $769.2 million at December 31, 2007
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three and six month periods ended June 30, 2008 and 2007. The quarterly and six month period 2008 and 2007 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
Second Quarter 2008 Results (in thousands of US Dollars):

	Three Months ended	Three Months ended
	June 30, 2008	June 30, 2007
Revenue	$354,432	$135,865
EBITDA	$46,175	$42,641
Adjusted EBITDA (*)	$48,217	$45,578
Net income	$79,166	$23,182
Adjusted Net income (**)	$23,960	$26,119
EPS	$0.72	$0.24
Adjusted EPS (**)	$0.22	$0.27

(*)	Adjusted EBITDA for the three months ended June 30, 2008 and 2007 include $2.0 million and $2.9 million, respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).

(**)	Adjusted Net income and Adjusted EPS for the three months ended June 30, 2008 do not include the effect of a $57.3 million write-off of deferred Belgian taxes but do include $2.0 million and $2.9 million for the three months ended June 30, 2008 and 2007, respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).
Revenue from vessels operations for the three months ended June 30, 2008 was $328.9 million as compared to $132.5 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 113.2% from $22,193 per day in the second quarter of 2007 to $47,313 per day in the same period of 2008. The available days for the fleet increased by 44.1% to 5,987 in the second quarter of 2008 from 4,155 days in the same period of 2007.
Revenue from the logistics business was approximately $25.5 million for the three months ended June 30, 2008 as compared to $3.4 million during the same period of 2007. This is due to the acquisition of Horamar Group in January 2008.
EBITDA for the second quarter of 2008 and 2007 was $46.2 million and $42.6 million, respectively. EBITDA for the quarters do not include $2.0 million and $2.9 million, respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Taking into account these items, Adjusted EBITDA for the second quarter of 2008 would have been $48.2 million as compared to $45.6 million for the same period in 2007. The increase in Adjusted EBITDA of $2.6 million was primarily due to an increase in revenue by $218.6 million from $135.9 million in the second quarter of 2007 to $354.4 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.0 million from $7.4 million in the second quarter of 2007 to $6.4 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $5.9 million and a decrease in other expense of $1.6 million. This overall favorable variance of $227.1 million was mitigated mainly by a decrease in gain of FFA trading by $0.8 million from $7.2 million for the second quarter of 2007 to $6.4 million for the same period in 2008, an increase in time charter, voyage and port terminal expenses by $216.7 million from $90.2 million in the second quarter of 2007 to $306.9 million for the same period in 2008, an increase in general and administrative expenses by $4.3 million from $4.6 million in the second quarter of 2007 to $8.9 million for the same period in 2008 (excluding the $0.7 million share-based compensation for the second quarter of 2008), a decrease of $0.9 million relating to finance lease accounting described herein, an increase in minority interest of $1.3 million and a net decrease of $0.5 million in all other categories (interest income from investments in finance leases, other income and gain on sale of assets).
Net income for the second quarter ended June 30, 2008 was $79.2 million as compared to $23.2 million for the comparable period in 2007. Net income for the quarter of 2008 includes a $57.3 million write-off of deferred Belgian taxes and excludes $2.0 million relating to finance lease accounting. Net income for the second quarter of 2007 excludes $2.9 million relating to finance lease accounting. Adjusting for these items, net income for the second quarter of 2008 and 2007 would have been $24.0 million and $26.1 million, respectively. The decrease of Adjusted Net income by $2.1 million was mainly affected by a $6.4 million increase in depreciation and amortization expense, and a $0.7 million increase in share-based compensation expense. This was mitigated by a $2.6 million increase in Adjusted EBITDA, the increase in interest income by $1.3 million, the $0.4 million decrease in interest expense and the $0.7 million decrease in income taxes.
First Half of 2008 Results (in thousands of US Dollars):

	Six Months ended	Six Months ended
	June 30, 2008	June 30, 2007
Revenue	$692,708	$237,003
EBITDA	$84,173	$77,213
Adjusted EBITDA (*)	$88,742	$81,654
Net income	$93,411	$37,965
Adjusted Net income (**)	$40,731	$42,407
EPS	$0.84	$0.38
Adjusted EPS (**)	$0.37	$0.47

(*)	Adjusted EBITDA for the six months ended June 30, 2008 and 2007 includes $4.6 million and $4.4 million respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).

(**)	Adjusted Net income and Adjusted EPS for the six months ended June 30, 2008 do not include effect of a $57.3 million write-off of deferred Belgian taxes but do include $4.6 million and $4.4 million for the six months ended June 30, 2008 and 2007, respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital).
Revenue from vessels operations for the six months ended June 30, 2008 was $645.7 million as compared to $232.1 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 114.0% from $21,881 per day in the first half of 2007 to $46,824 per day in the same period of 2008. The available days for the fleet increased by 51.6% to 12,000 days in the first half of 2008 from 7,917 days in the same period of 2007.
Revenue from the logistics business was approximately $47.0 million in the first half of 2008 as compared to $4.9 million during the same period of 2007. This is due to the acquisition of Horamar group in January 2008.
EBITDA for the first half of 2008 and 2007 was $84.2 million and $77.2 million, respectively. EBITDA for the quarters do not include $4.6 million and $4.4 million respectively, related to finance lease accounting (treating a portion of vessels’ earnings as a repayment of capital). Taking into account this item, Adjusted EBITDA for the first half of 2008 would have been $88.7 million as compared to $81.7 million for the same period in 2007. The increase in Adjusted EBITDA of $7.0 million was primarily due to an increase in revenue by $455.7 million from $237.0 million in the first half of 2007 to $692.7 million for the same period in 2008, an increase in gain of FFA trading by $1.3 million from $10.0 million for the first half of 2007 to $11.3 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.6 million from $13.2 million in the first half of 2007 to $11.6 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $7.1 million, a gain of $2.8 million from the sale of assets in the first half of 2008 and a net increase of $0.1 million in all other categories (interest income from investments in finance leases and finance lease accounting). This overall favorable variance of $468.5 million was mitigated mainly by the increase in time charter, voyage and port terminal expenses by $450.0 million from $150.6 million in the first half of 2007 to $600.6 million for the same period in 2008, an increase in general and administrative expenses by $8.4 million from $8.8 million in the first half of 2007 to $17.2 million for the same period in 2008 (excluding the $1.5 million share-based compensation for the first half of 2008), an increase in minority interest by $1.8 million and a decrease of $1.3 million in net other expenses.
Net income for the first half of 2008 was $93.4 million as compared to $38.0 million for the comparable period in 2007. Net income for the first half of 2008 includes a $57.3 million write-off of deferred Belgian taxes and excludes $4.6 million related to finance lease accounting. Net income for the first half of 2007 excludes $4.4 million relating to finance lease accounting. Adjusting for these items, net income for the first half of 2008 and 2007 would have been $40.7 million and $42.4 million, respectively. The decrease of Adjusted Net income by $1.7 million was mainly affected by a $13.7 million increase in depreciation and amortization expense and a $1.5 million increase in share-based compensation expense. This was mitigated by a $7.0 million increase in Adjusted EBITDA, the increase in interest income by $2.5 million, the $1.6 million decrease in interest expense and the $2.4 million decrease in income taxes.
Time Charter Coverage:
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter out vessels for periods ranging from one to five years. As a result, as of August 19, 2008, Navios Holdings has currently contracted 98.6%, 68.7% and 47.0% of its available days on a charter-out basis for 2008, 2009 and 2010, respectively, equivalent to $217.3 million, $204.4 million and $213.4 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,760, $32,594 and $35,726 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2008 is $9,727.
The above figures do not include vessels servicing the COA business.
Purchase Option:
Navios Holdings has options to acquire four of the 17 chartered-in vessels currently in operation within the next two years (two Ultra-Handymaxes, one Panamax and one Capesize) and 16 of the 19 long-term chartered-in vessels on order (on 11 of the 16 purchase options Navios Holdings holds a 50% initial purchase option).

Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three and six month periods ended June 30, 2008 and 2007.

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,987	4,155	12,000	7,917
Operating Days (2)	5,970	4,155	11,979	7,916
Fleet Utilization (3)	99.7%	100%	99.8%	100%
Time Charter Equivalent including FFAs (4)	$48,390	$23,909	$47,769	$23,150
Time Charter Equivalent excluding FFAs (4)	$47,313	$22,193	$46,824	$21,881

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
Fleet Profile:
Navios Holdings controls a fleet of 62 vessels totaling 5.8 million dwt, of which 26 are owned and 36 are chartered-in under long term charters. The company currently operates 33 vessels totaling 2.6 million dwt and has 29 newbuildings to be delivered. One of these vessels is expected to be delivered in 2008 and the remaining 28 at various dates through 2013. The average age of the operating fleet is 4.5 years.
Exhibit 2 displays the “core fleet” profile of Navios Holdings.
Conference Call:
As already announced, tomorrow, Wednesday, August 20, 2008 at 8:30 am EDT, the Company’s members of senior management will host a conference call to provide highlights and commentary on the second quarter and first half of 2008.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:45 am EDT on the day of the call. The conference call details are as follows:
Call Date/Time: Wednesday, August 20, 2008; 8:30 am EDT
Call Title: Navios Maritime Holdings Inc. Q2 2008 Financial Results Conference Call
US Dial In: +1.800.860.2442
International Dial In: +1.412.858.4600
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:

US Replay Dial In: +1.877.344.7529
US Replay Passcode: 422280#
International Replay Dial In: +1.412.317.0088
International Replay Passcode: 422280#
This call will be simultaneously Webcast at the following Web address: http://services.choruscall.com/links/navios080820.html. The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics, Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT 1
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars — except per share data)

	June 30,	December 31,
	2008	2007
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$284,260	$427,567
Restricted cash	84,244	83,697
Accounts receivable, net of allowance for doubtful accounts of $5,733 as at June 30, 2008 and $5,675 as at December 31, 2007	104,168	104,968
Short term derivative asset	173,163	184,038
Short term backlog asset	132	2,454
Due from affiliate companies	848	4,458
Prepaid expenses and other current assets	55,916	41,063

Total current assets	702,711	848,245

Deposit for vessels acquisitions	287,647	208,254
Vessels, port terminal and other fixed assets, net	652,816	425,591
Long term derivative assets	3,343	90
Deferred financing costs, net	13,236	13,017
Deferred dry dock and special survey costs, net	4,526	3,153
Investments in leased assets	19,273	58,756
Other long term assets	6,327	—
Investments in affiliates	4,253	1,079
Long term backlog asset	—	44
Intangible assets other than goodwill	360,404	341,965
Goodwill and other intangible assets	135,998	70,810

Total non-current assets	1,487,823	1,122,759

Total assets	$2,190,534	$1,971,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$102,809	$106,665
Accrued expenses	45,557	37,926
Deferred voyage revenue	19,795	31,056
Short term derivative liability	226,547	256,961
Deferred tax liability	—	3,663
Current portion of long term debt	14,160	14,220

Total current liabilities	408,868	450,491

Senior notes, net of discount	298,243	298,149
Long term debt, net of current portion	393,835	301,680
Unfavorable lease terms	87,538	96,217
Long term liabilities	858	638
Deferred tax liability	25,592	53,807
Long term derivative liability	1,620	818

Total non-current liabilities	807,686	751,309

Total liabilities	1,216,554	1,201,800

Minority interest	123,575	—
Commitments and contingencies
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares. None issued	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 106,350,115 and 106,412,429 as of June 30, 2008 and December 31, 2007, respectively	11	11
Additional paid-in capital	533,143	536,306
Accumulated other comprehensive loss	(9,795)	(19,939)
Retained earnings	327,046	252,826

Total stockholders’ equity	850,405	769,204

Total liabilities and stockholders’ equity	$2,190,534	$1,971,004

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except share and per share data)

	Three Month	Three Month
	Period ended	Period ended
	June 30,	June 30,
	2008	2007
	(unaudited)	(unaudited)
Revenue	$354,432	$135,865
Gain on forward freight agreements	6,448	7,196
Time charter, voyage and port terminal expenses	(306,940)	(90,204)
Direct vessel expenses	(6,885)	(7,866)
General and administrative expenses	(9,560)	(4,562)
Depreciation and amortization	(13,837)	(7,421)
Gain on sale of assets/partial sale of subsidiary	174	—
Interest income from investments in finance lease	825	1,086
Interest income	2,838	1,565
Interest expense and finance cost, net	(12,145)	(12,528)
Other income	158	571
Other expense	1,343	(274)

Income before equity in net earnings of affiliate companies and joint venture	16,851	23,428
Equity in net earnings of affiliated companies and joint venture	6,257	388

Income before taxes and minority interests	23,108	23,816
Income taxes	57,360	(634)

Income before minority interests	80,468	23,182
Minority interest	(1,302)	—

Net income	$79,166	$23,182

Earnings per share, basic	$0.75	$0.26

Weighted average number of shares, basic	105,990,135	88,475,428

Earnings per share, diluted	$0.72	$0.24

Weighted average number of shares, diluted	110,452,110	95,895,877

	Six Month	Six Month
	Period ended	Period ended
	June 30,	June 30,
	2008	2007
	(unaudited)	(unaudited)
Revenue	$692,708	$237,003
Gain on forward freight agreements	11,336	10,050
Time charter, voyage and port terminal expenses	(600,638)	(150,644)
Direct vessel expenses	(12,518)	(14,024)
General and administrative expenses	(18,695)	(8,855)
Depreciation and amortization	(27,442)	(13,694)
Gain on sale of assets/partial sale of subsidiary	2,748	—
Interest income from investments in finance lease	1,625	1,646
Interest income	5,577	3,088
Interest expense and finance cost, net	(24,376)	(25,999)
Other income	177	739
Other expense	(1,504)	(748)

Income before equity in net earnings of affiliate companies and joint venture	28,998	38,562
Equity in net earnings of affiliated companies and joint venture	8,336	1,216

Income before taxes and minority interests	37,334	39,778
Income taxes	57,868	(1,813)

Income before minority interests	95,202	37,965
Minority interest	(1,791)	—

Net income	$93,411	$37,965

Less:
Incremental fair value of securities offered to induce warrants exercise	—	(4,195)

Income available to common shareholders	$93,411	$33,770

Earnings per share, basic	$0.88	$0.41

Weighted average number of shares, basic	106,181,035	82,400,161

Earnings per share, diluted	$0.84	$0.38

Weighted average number of shares, diluted	110,574,248	89,450,525

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Six Month	Six Month
	Period	Period
	ended	ended
	June 30,	June 30,
	2008	2007
	(unaudited)	(unaudited)
Net cash provided by operating activities	$63,549	$80,194

INVESTING ACTIVITIES:
Acquisition of vessels	(39,161)	(44,490)
Deposits for vessel acquisitions	(81,444)	—
Restricted cash for assets acquisition	(34,506)	—
Acquisition of subsidiary, net of cash acquired	(105,069)	(145,436)
Deposit in escrow in connection with the acquisition of subsidiary	(5,000)	—
Proceeds from sale of assets	35,088	—
Receipts from finance lease	4,569	4,442
Purchase of property and equipment	(36,885)	(202)

Net cash used in investing activities	(262,408)	(185,686)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	104,089	137,075
Repayment of long term debt	(24,710)	(138,835)
Dividends paid	(19,191)	(12,148)
Acquisition of treasury stock	(9,130)	—
Issuance of common stock	4,494	217,975

Net cash provided by financing activities	55,552	204,067

Increase (decrease) in cash and cash equivalents	(143,307)	98,575

Cash and cash equivalents, beginning of period	427,567	99,658

Cash and cash equivalents, end of period	$284,260	$198,233

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$21,328	$28,355

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.

EBITDA Reconciliation to Cash from Operations

Three Months Ended	June 30,	June 30,
(in thousands of US Dollars)	2008	2007
Net cash provided by operating activities	$53,930	$29,188
Net increase in operating assets	3,272	44,452
Net increase in operating liabilities	(19,826)	(48,186)
Net interest cost	9,306	10,963
Deferred finance charges	(461)	(484)
Unrealized gain (loss) on FFA derivatives and interest rate swaps	(2,863)	5,293
Earnings in affiliates and joint ventures, net of dividends received	3,460	86
Payments for drydock and special survey	485	1,329
Minority interest	(1,302)	—
Gain on sale of assets/partial sale of subsidiary	174	—

EBITDA	$46,175	$42,641

Six Months Ended	June 30,	June 30,
(in thousands of US Dollars)	2008	2007
Net cash provided by operating activities	$63,549	$80,194
Net increase (decrease) in operating assets	(37,160)	59,636
Net (increase) decrease in operating liabilities	36,668	(89,780)
Net interest cost	18,799	22,911
Deferred finance charges	(925)	(931)
Provision for losses on accounts receivable	—	550
Unrealized gain (loss) on FFA derivatives and interest rate swaps	(3,167)	2,692
Earnings in affiliates and joint ventures, net of dividends received	3,164	538
Payments for drydock and special survey	2,288	1,403
Minority interest	(1,791)	—
Gain on sale of assets/partial sale of subsidiary	2,748	—

EBITDA	$84,173	$77,213

EXHIBIT 2
FLEET PROFILE (CORE FLEET)
Owned Vessels

Vessel Name(1)	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Aurora I(2)	Panamax	2005	75,397
Navios Asteriks	Panamax	2005	76,801
Vanessa	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Ulysses	Ultra Handymax	10/2008	55,728
Navios TBN	Ultra Handymax	03/2009	58,500
Navios TBN	Capesize	08/2009	172,000
Navios TBN(3)	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000

(1)	Capesize vessel Obeliks was sold for approximately $35.1 million in Q2 2008.

(2)	On July 1, 2008, the vessel was sold to Navios Partners for approximately $80.0 million.

(3)	Navios Partners has the option to acquire this vessel for $135.0 million.
Long-term Chartered-in Fleet in Operation

				Purchase
Vessel Name	Vessel Type	Year Built	Deadweight	Option (1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
Navios Armonia(2)	Ultra Handymax	2008	55,100	No

Long-term Chartered-in Fleet to be Delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Purchase Option
			(in metric tons)
Phoenix Grace	Capesize	01/2009	170,500	No
Phoenix Beauty	Capesize	11/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(3)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(3)
Navios TBN	Kamsarmax	08/2010	81,000	Yes(3)
Navios TBN	Kamsarmax	09/2010	81,000	Yes(3)
Navios TBN	Kamsarmax	11/2010	81,000	Yes(3)
Navios TBN	Handysize	01/2011	35,000	Yes(3)
Navios TBN	Kamsarmax	01/2011	81,000	Yes(3)
Navios TBN	Kamsarmax	02/2011	81,000	Yes(3)
Navios TBN	Kamsarmax	03/2011	81,000	Yes(3)
Navios TBN	Handysize	05/2011	35,000	Yes(3)
Navios TBN	Handysize	06/2011	35,000	Yes(3)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	60,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The vessel was delivered on June 6, 2008.

(3)	The initial 50% purchase option on each vessel is held by Navios Holdings.